Exhibit (a)(1)(H)
FORM OF CONFIRMATION EMAIL NOTIFICATION
To: Eligible Optionholder
Subject: Confirmation of Receipt of [Letter of Transmittal / Withdrawal Form]
Thank you for submitting your [Letter of Transmittal / Withdrawal Form]. Your [withdrawal of your] election to exchange certain eligible options granted under Crosstex Energy GP, LLC’s Long-Term Incentive Plan (the “Plan”) has been received by Human Resources and will be processed in accordance with the terms of the Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009 (the “Offer to Exchange”). Pursuant to the Offer, you have [elected / withdrawn your election] to exchange the following eligible options granted under the Plan:

Type of Eligible Options	Number

$10.00 Eligible Options	[_____]
Other Eligible Options	[_____]
If there are any errors or omissions in the information set forth above, or if you have any questions, please immediately notify Stacy Cardwell at (214) 721- 9241, (214) 721-9383 (facsimile) or stacy.cardwell@crosstexenergy.com.
This confirmation does not constitute acceptance by Crosstex Energy, L.P. for cancellation of these Eligible Options. Please note that you may reverse your election by completing a [Withdrawal Form / Letter of Transmittal]. To change your election, any such completed and executed documentation must be received by us before 5:00 p.m. CDT on June 11, 2009, or such later time and date as to which the Offer may be extended.
Thank you,
Amy Wallace